SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31538]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 27, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2015. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on April 21, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Birmiwal Investment Trust [File No. 811-21289]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 30, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,923 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on February 19, 2015.

Applicant's Address: 24140 E. Greystone Lane, Woodway, Washington 98020.

eUNITs(TM) 2 Year International Equity Market Participation Trust: Enhanced Upside to Cap/Buffered Downside [File No. - 811-22347]
eUnits(TM) 2 Year U.S. Market Participation Trust 3: Upside to Cap/Buffered Downside [File No. – 811-22664]
eUnits(TM) 2 Year U.S. Market Participation Trust 4: Upside to Cap/Buffered Downside [File No. – 811-22665]
eUnits(TM) 2 Year U.S. Market Participation Trust 5: Upside to Cap/Buffered Downside [File No. – 811-22666]
eUnits(TM) 2 Year U.S. Market Participation Trust 6: Upside to Cap/Buffered Downside [File No. – 811-22667]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants never commenced operations or had shareholders and do not intend to engage in any business activities other than those necessary for winding up.

Filing Dates: The applications were filed on February 20, 2015.

Applicants' Address: Two International Place, Boston, MA 02110.

SBL Fund [File No. 811-22962]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to a corresponding shell series of Guggenheim Variable Funds Trust, and on April 29, 2014, and September 23, 2014, made distributions to its shareholders based on net asset value. Expenses of $260,653 incurred in connection with the reorganization were paid by applicant and Security Investors, LLC, applicant's investment adviser.

Filing Dates: The application was filed on February 19, 2015.

Applicant's Address: 805 King Farm Blvd., Ste. 600, Rockville, MD 20850.

Eaton Vance Preferred Dividend Income Trust [File No. 811-22529]
Eaton Vance Diversified Emerging Markets Local Income Fund, Inc.
 [File No. 811-22502]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants never commenced operations or had shareholders and do not intend to engage in any business activities other than those necessary for winding up.

Filing Dates: The applications were filed on February 23, 2015.

Applicants' Address: Two International Place, Boston, MA 02110.

Eaton Vance Multi-Sector Income Trust [File No. 811-22772]
Eaton Vance Risk-Managed Equity Income Opportunities Fund
[File No. 811-22104]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants never commenced operations or had shareholders and do not intend to engage in any business activities other than those necessary for winding up.

Filing Dates: The applications were filed on February 20, 2015.

<u>Applicants' Address</u>: Two International Place, Boston, MA 02110.

       For the Commission, by the Division of Investment Management, pursuant to delegated

authority.


Brent J. Fields
Secretary
